UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: SEPTEMBER 21, 2004                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                  SEPTEMBER 21, 2004

 EXPLORATION UPDATE FOR JIMENEZ DEL TEUL, GRAN CABRERA AND CINCO MINAS, MEXICO


VANCOUVER,  CANADA - Tumi Resources Limited (TSXv-TM; OTCBB - TUMIF; Frankfurt -
TUY). Mr. David Henstridge, President, is pleased to provide the following exploration update:

JIMENEZ DEL TEUL ("JIMENEZ"): The Company has commenced work on the core claims block at Jimenez centered on the Santa Clara silver mine and covering a northwest trending regional structure intersected by cross structures that have developed mineralized shears, breccias and stockwork zones. A grid covering an area of about 1.2 km by 500 m is being surveyed and detailed mapping and sampling of the zone of interest is underway. The grid will also allow appropriate geophysical surveys to be undertaken prior to commencing an initial drill program.

The Company has expanded its land position at Jimenez through the acquisition from Minera San Jorge S.A. de C.V. of the San Jorge and El Arca mining concessions, located contiguously to the core block of Jimenez, in consideration of US$40,000 and 60,000 common shares of the Company (the "Purchase Agreement"). The Purchase Agreement has been accepted for filing by The TSX Venture Exchange and the shares issued are restricted for trading until January 13, 2005.

GRAN CABRERA: The Company has focussed its initial attention on a 1.25 km long zone centered on the Cabrera system of veins and stockworks. Numerous old adits have been mapped within this zone and more than 270 channel samples have been taken from the underground workings. All results have been received and will be reported when compiled.

CINCO MINAS: As recommended by the Behre Dolbear Report, the Company recently completed a third drill program in order to complete 50 metre sections drill pattern at the historic El Abra silver/gold mine and the results were recently released by Tumi. The Company has now commissioned Mr. John Nebocat, P. Eng., a qualified person for this project, to update the ore resource calculation for the area of drilling.

The Company has been very active in its exploration efforts and has also taken significant steps to ensure its shareholders and the investment community in general are aware of our activities. The Company recognizes the importance of branding it's name in the investment community and has an active public relations and market awareness program focused on North America and Europe. In the past year, the Company has attended most Precious Metals Investment Conferences in North America and completed 4 European tours to major cities to introduce Tumi mainly to funds and independent portfolio managers.

ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Mariana Bermudez at (604) 699-0202
/s/DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------
David Henstridge, President & CEO            website: www.tumiresources.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.


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